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PRUDENTIAL INVESTMENT PORTFOLIOS 9

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102-4077

March 24, 2011

VIA EDGAR SUBMISSION

Mr. Larry Greene
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Prudential Investment Portfolios 9

Post-Effective Amendment No. 31 to the Registration Statement
under the Securities Act of 1933 (No. 333-66895) and
Amendment No. 32 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-09101)

Dear Mr. Greene:

We filed through EDGAR on January 12, 2011 on behalf of Prudential Investment Portfolios 9 (the “Registrant”) Post-Effective Amendment No. 31 to the Registration Statement under the Securities Act of 1933 and Amendment No. 32 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”). The Amendment was filed under Rule 485(a)(2) of the Securities Act of 1933 solely for the purpose of adding a new, second series to Registrant, Prudential Absolute Return Bond Fund (the “Fund”), with effectiveness designated as March 30, 2011.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on March 3, 2011 on the Amendment. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 32 to Registrant’s registration statement to be filed under Rule 485(b) on March 29, 2011 with effectiveness designated for March 30, 2011.

Prospectus

1.      Comment

Consider recent guidance by the staff of the SEC regarding disclosure relating to climate change.

     Response

Registrant reviewed and considered the staff’s guidance regarding disclosure relating to climate change in Release No. 33-9106. The Registrant respectfully submits that no additional disclosure revisions are necessary.

2.      Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute (ICI).

Response

Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

3.      Comment

In the “Annual Fund Operating Expenses” table:

(a)	Add a line item related to Acquired Fund fees, if applicable.

(b)	In footnote 2, specify “other expenses” that are carved out from the contractual fee waiver.

(c)	In footnote 2, the staff inquired whether the Investment Manager could recoup (“clawback”) fees that had been waived in the event such fees do not exceed the cap in a subsequent period .

Response

(a)

Although the Fund may invest in other funds, the amount of estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result the amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A

(b)	The disclosure will be revised to specify that “other expenses” include “distribution and service (12b-1 fees), extraordinary and certain other expenses such as taxes, interest and brokerage commissions.”

(c)	The Investment Manager may not recoup fees waived in subsequent periods.

4.      Comment

Under “Investments, Risks and Performance – Principal Risks of Investing in the Fund,” add disclosure regarding the risks of investing in municipal securities.

Response

A new paragraph will be added immediately following “Junk Bond Risk,” as follows:

Risks of Investments in Municipal Securities. In addition to the risks associated with investments in debt securities, investments in municipal securities are subject to risks associated with their revenue sources. The most significant categorization of municipal bonds is between general obligation bonds and revenue bonds. General obligation bonds are backed by the full faith and credit and taxing power of the issuer. With revenue bonds, the interest and principal are dependent upon the revenues paid by users of a facility or service or other dedicated revenues including special tax revenues. The funding or income stream for revenue bond issuers may be more vulnerable to changes in consumer tastes or a general economic downturn compared to a state or city's ability to raise taxes to pay for its general obligation commitments.

5.      Comment

Under “Investments, Risks and Performance – Principal Risks of Investing in the Fund – Foreign Securities Risk,” elaborate regarding the risks of investing in emerging markets.

Response

The final sentence of this section currently reads that, “Investments in emerging markets are subject to greater volatility and price declines.” The disclosure will be revised to read as follows:

“Investments in emerging market countries are subject to greater volatility and price declines. Low trading volumes may result in a lack of liquidity and in price volatility. In addition, such countries may have policies that restrict investment by foreign investors, or that prevent foreign investors from withdrawing their money at will.”

6.      Comment

Under “Other Investments and Strategies – Reverse Repurchase Agreements and Dollar Rolls,” explain that either strategy potentially leverages the Fund’s returns.

Response

The last sentence of the paragraph reads that, “Either strategy may magnify underlying investment gains or losses.” The sentence will be revised to read, “Either strategy involves leverage and may magnify underlying investment gains or losses.”

7.      Comment

Under the caption “Investment Risks – Principal Investment Strategies,” add a section regarding risks of investing in municipal securities.

Response

The following disclosure will be added after “High Yield Debt Securities (Junk Bonds)”:

Municipal Bonds
Risks	Potential Rewards

•     Fixed income obligations risk - the risk that the Fund's holdings, share price, yield and total return may fluctuate in response to bond market movements.

•     Credit risk - the risk that the borrower can't pay back the money borrowed or make interest payments (lower for insured and higher rated bonds). The lower a bond's quality, the higher its potential volatility.

•     Market risk - the risk that municipal bonds will lose value in the market, sometimes rapidly or unpredictably, because interest rates rise or there is a lack of confidence in the borrower or the municipal bond's insurer.

•     Geographic concentration risk - the risk that bonds may lose value because of political, economic or other events in the geographic region where the Fund's investments are focused.

•     Tax risk - the risk that federal income tax rates may decrease, which could decrease demand for municipal bonds, or that a change in law may limit or eliminate exemption of interest on municipal bonds from such taxes.

•     Illiquidity risk - the risk that bonds may be difficult to value precisely and sell at the time or price desired.

•     Nonappropriation risk - the risk that the state or municipality may not include the bond obligations in future budgets.

•     If interest rates decline, long term yields should be higher than money market yields.

•     Bonds have generally outperformed money market instruments over the long term.

•     Most bonds rise in value when interest rates fall.

•     Prepayment risk - the risk that the underlying municipal bonds may be prepaid, partially or completely, generally during periods of falling interest rates, which could adversely affect yield to maturity and could require the Fund to reinvest in lower yielding instruments.

•     Extension risk - the risk that rising interest rates may cause the underlying municipal bonds to be paid off more slowly by the debtor, causing the value of the securities to fall.

Statement of Additional Information(SAI)

1.      Comment

The preliminary SAI filed by the Amendment applies only to the Fund and not also to Registrant’s existing series, Prudential Large-Cap Core Equity Fund and Prudential International Real Estate Fund. The staff questioned why the SAI applies to the Fund, only.

Response

The Prudential mutual funds have a combined SAI for all series within any single registered investment company. We find this to be both efficient and cost effective. Registrant’s two existing series, Prudential Large-Cap Core Equity Fund and Prudential International Real Estate Fund (fiscal year-end October 31st ) have a current SAI dated January 11, 2011. The preliminary SAI filed by the Amendment, and the final SAI to be effective March 30, 2011, apply only to the Fund and do not change or replace the SAI dated January 11, 2011 for Prudential Large-Cap Core Equity Fund and Prudential International Real Estate Fund. Registrant will file a post-effective amendment in late January 2012 that will update the prospectuses and SAI for all three series to fiscal year-end October 31, 2011.

2.      Comment

In the section captioned “Distressed Securities,” indicate whether the Fund may invest in companies emerging from bankruptcy.

Response

Disclosure will be added to the SAI under “Distressed Securities” that, “The Fund will generally make such investments only when the Manager believes it is reasonably likely that the issuer of the Distressed Securities will make an exchange offer or will be the subject of a plan of reorganization pursuant to which the Fund will receive new securities.” Distressed securities are already defined in the same section of the SAI as securities which are the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal and/or interest at the time of acquisition by the Fund or are rated in the lower rating categories (Ca or lower by Moody's and CC or lower by S&P or Fitch) or which, if unrated, are in the judgment of the Manager of equivalent quality.

3.      Comment

Under “Real Estate Related Securities,” add disclosure that investments in real estate investment trust (REITs) may entail duplicate fees.

Response

Disclosure will be added that investments in REITs may result in layering of management fees paid by investors in the Fund.

4.      Comment

With respect to discussion of inverse floaters under “Municipal Securities,” the staff inquired whether the Fund invests in inverse floaters sponsored (i.e., created) by the Fund or its affiliates.

Response

The Fund does not invest in inverse floaters sponsored by the Fund or its affiliates.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-367-1495. Thank you for your assistance in this matter.

Very truly yours,

/s/ Katherine P. Feld
Katherine P. Feld
Vice President & Corporate Counsel
Prudential Investments LLC

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